[redacted]

13011931

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8 - 39528

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **1/1/2012** (MM/DD/YY) AND ENDING **12/31/2012** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **M.R. Beal & Company**, A Limited Partnership

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

14 Wall Street, 17th Floor
(No. and Street)

New York	**New York**	**10005**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Bernard Beal **212-894-7115**
(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rothstein Kass
(Name -- *if individual, state last, first, middle name*)

4 Becker Farm Road	**Roseland**	**NJ**	**07068**
(Address)	(City)	(State)	(Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 15 2013
REGISTRATIONS BRANCH
16

CHECK ONE:
- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02) ***Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.***

OATH OR AFFIRMATION

I, Bernard Beal, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of M.R. Beal & Company, as of December 31, 20 12, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CEO

Title

Notary Public

No 02HE4934409

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [ ] (o) Independent auditor's report on internal accounting control.
- [ ] (p) Schedule of segregation requirements and funds in segregation--customers' regulated commodity futures account pursuant to Rule 171-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

M.R. BEAL & COMPANY

STATEMENT OF FINANCIAL CONDITION
AND
INDEPENDENT AUDITORS' REPORT

DECEMBER 31, 2012

M.R. BEAL & COMPANY

CONTENTS

Certified
Public
Accountants

Rothstein Kass
4 Becker Farm Road
Roseland, NJ 07068
tel 973.994.6666
fax 973.994.0337
www.rkco.com

Beverly Hills
Dallas
Denver
Grand Cayman
New York
Roseland
San Francisco
Walnut Creek

Rothstein Kass

INDEPENDENT AUDITORS' REPORT

To M.R. Beal & Company

We have audited the accompanying statement of financial condition of M.R. Beal & Company (the "Company") as of December 31, 2012 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statement.

Management's Responsibility for the Financial Statement

Management is responsible for the preparation and fair presentation of the statement of financial condition in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the statement of financial condition that is free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on the statement of financial condition based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the statement of financial condition. The procedures selected depend on the auditor's judgment, including the assessment of risks of material misstatement of the statement of financial condition, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the statement of financial condition in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the statement of financial condition.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of M.R. Beal & Company as of December 31, 2012, in accordance with accounting principles generally accepted in the United States of America.

Rothstein Kass

Roseland, New Jersey
March 14, 2013

M.R. BEAL & COMPANY

STATEMENT OF FINANCIAL CONDITION

December 31, 2012

ASSETS		
Cash and cash equivalents	$	509,065
Commissions and investment banking fees receivable		341,253
Securities owned, at fair value		2,138,618
Property and equipment, net		58,536
Receivable from General Partner		403,857
Other assets		214,926
	$	3,666,255
LIABILITIES AND PARTNERS' CAPITAL		
Liabilities		
Payable to clearing broker, including clearing deposit of $100,000	$	898,238
Accrued compensation and benefits		141,668
Accrued expenses and other liabilities		846,663
Total liabilities		1,886,569
Partners' capital		1,779,686
	$	3,666,255

See accompanying notes to financial statement.

1. Organization and nature of business

M.R. Beal & Company (the "Company") was organized pursuant to the Virginia Revised Uniform Limited Partnership Act. The Company is a securities broker-dealer and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA") and the Securities Investor Protection Corporation. The Company does not carry customer accounts and is accordingly exempt from the Securities and Exchange Commission's ("SEC") Rule 15c3-3 (the Customer Protection Rule), pursuant to provision (k)(2)(ii) of the rule.

The general partner of the Company is MRB Securities Corporation (the "General Partner"), which is owned by the Company's CEO.

2. Liquidity

During January and February 2013, the Company suffered losses due to the lack of and delay in significant underwriting activity. The Company's business tends to be cyclical in nature. During 2012 the Company's operating profit was approximately $1,123,000. Underwriting activity has begun to improve in March and Management expects that trend to continue throughout the remainder of 2013. Additionally, the owner of the Company's General Partner, who is also the CEO of the Company, will make funds available to the Company on a short term basis if necessary.

3. Summary of significant accounting policies

Basis of Presentation

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

Cash and Cash Equivalents

The Company considers money market accounts to be cash equivalents.

Securities Owned, at Fair Value and Valuation

All securities owned are valued at fair value and unrealized gains and losses are reflected in revenues.

In accordance with GAAP, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date.

In determining fair value, the Company uses various valuation approaches. In accordance with GAAP, a fair value hierarchy for inputs is used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are those that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs reflect the Company's assumptions about the inputs market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The fair value hierarchy is categorized into three levels based on the inputs as follows:

3. Summary of significant accounting policies (continued)

Securities Owned, at Fair Value and Valuation (continued)

Level 1 - Valuations based on unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Valuation adjustments and block discounts are not applied to Level 1 securities. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these securities does not entail a significant degree of judgment.

Level 2 - Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

Level 3 - Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

The availability of valuation techniques and observable inputs can vary from security to security and is affected by a wide variety of factors including, the type of security, whether the security is new and not yet established in the marketplace, and other characteristics particular to the transaction. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Those estimated values do not necessarily represent the amounts that may be ultimately realized due to the occurrence of future circumstances that cannot be reasonably determined. Because of the inherent uncertainty of valuation, those estimated values may be materially higher or lower than the values that would have been used had a ready market for the securities existed. Accordingly, the degree of judgment exercised by the Company in determining fair value is greatest for securities categorized in Level 3. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement in its entirety falls, is determined based on the lowest level input that is significant to the fair value measurement.

Fair value is a market-based measure considered from the perspective of a market participant rather than an entity-specific measure. Therefore, even when market assumptions are not readily available, the Company's own assumptions are set to reflect those that market participants would use in pricing the asset or liability at the measurement date. The Company uses prices and inputs that are current as of the measurement date, including periods of market dislocation. In periods of market dislocation, the observability of prices and inputs may be reduced for many securities. This condition could cause a security to be reclassified to a lower level within the fair value hierarchy.

Valuation Techniques

The Company values investments in securities that are freely tradable and are listed on a national securities exchange or reported on the NASDAQ national market at their last sales price as of the last business day of the year.

3. Summary of significant accounting policies (continued)

Property and Equipment

Property and equipment is stated at cost less accumulated depreciation. Depreciation is provided using accelerated methods over the estimated useful lives of the assets as follows:

Assets	Estimated Useful Lives
Office equipment	5 Years
Furniture and fixtures	7 Years
Leasehold improvements	Term of Lease
Computer software and hardware	3 Years

Revenue Recognition

The Company generates revenues primarily from the following sources which are recognized as follows:

Senior Managed and Syndicate Underwriting Fees

Senior managed and syndicate underwriting fees are revenues which are recognized on the offering date of the individual transaction. These revenues are generated by working with issuers, primarily municipalities, to raise money by selling newly issued municipal bonds to our clients. Fees are paid to the Company by the issuer of the bonds when the Company is the Senior Manager on the transaction. When the Company is not the Senior Manager on the transaction, the Company will receive its fees, paid by the issuer, directly from the senior manager of the transaction.

Commissions

Commission revenues, recognized on a trade date basis, are generated when the Company acts as a broker, either in equities or fixed income securities, and buys or sells securities on behalf of a customer. The Company receives commission revenue or a "mark up" to provide this service.

Interest

Interest Income is derived from deposits at various financial institutions.

Income Taxes

The shareholders of the Company have elected to be treated as a partnership under the Internal Revenue Code. Accordingly, no provision has been made for federal income taxes since the income or loss of the Company is allocated to the individual shareholders for inclusion in their personal income tax return. The provision for income taxes represents primarily state and local taxes for the year ended December 31, 2012.

3. Summary of significant accounting policies (continued)

Income Taxes (continued)

The Company follows an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed for differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on the enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce the deferred income tax assets to the amount expected to be realized.

The determination of the Company's provision for income taxes requires significant judgment, the use of estimates, and the interpretation and application of complex tax laws. Significant judgment is required in assessing the timing and amounts of deductible and taxable items and the probability of sustaining uncertain tax positions. The benefits of uncertain tax positions are recorded in the Company's financial statements only after determining a more-likely-than-not probability that the uncertain tax positions will withstand challenge, if any, from tax authorities. When facts and circumstances change, the Company reassesses these probabilities and records any changes in the financial statements as appropriate. Accrued interest and penalties related to income tax matters are classified as a component of income tax expense.

The Company files its income tax returns in the U.S. federal and various state and local jurisdictions. Generally, the Company is no longer subject to income tax examinations by major taxing authorities for years before 2009. Any potential examinations may include questioning the timing and amount of deductions, the nexus of income among various tax jurisdictions and compliance with U.S. federal, state and local tax laws. The Company's management does not expect that the total amount of unrecognized tax benefits will materially change over the next twelve months.

Use of Estimates

The preparation of financial statements, in conformity with GAAP, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Advertising Costs

The Company expenses advertising costs as incurred. Advertising costs include marketing and public relations expenses totaling approximately $19,000.

Rent Expense

Rent is charged to operations by amortizing the minimum rent payments over the term of the lease, using the straight-line method.

4. Payable to clearing broker

The Company's customer accounts are carried on a fully disclosed basis by its clearing broker, Pershing, LLC ("Clearing Broker") pursuant to a clearing agreement (the "Agreement"). The payable to clearing broker is due on demand and is collateralized by all Company-owned securities held by, or deposited with, the Clearing Broker. The Clearing Broker is a member of various exchanges and is subject to the rules and regulations of such organizations. Pursuant to the Agreement the Company maintains a $100,000 deposit with the Clearing Broker.

5. Fair value measurements

The Company's assets recorded at fair value have been categorized based upon a fair value hierarchy as described in the Company's significant accounting policies in Note 3.

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Balance as of December 31, 2012
Assets (at fair value)				
Investments in securities				
State and municipal bond obligations	$ -	$ 2,138,618	$ -	$ 2,138,618
Total investments in securities	$ -	$ 2,138,618	$ -	$ 2,138,618

6. Property and equipment

Details of property and equipment at December 31, 2012 are as follows:

Furniture and fixtures	$ 99,757
Computer hardware	49,365
Computer software	88,899
	238,021
Less accumulated depreciation and amortization	179,485
	$ 58,536

7. Net capital requirements

The Company is subject to the SEC's Uniform Net Capital Rule 15c3-1, which requires net capital, as defined, to be the greater of $100,000 or 6-2/3% of aggregate indebtedness, as defined. At December 31, 2012, the Company had net capital of approximately $926,000, which was approximately $800,000 in excess of its required minimum net capital of approximately $126,000. The Company's ratio of aggregate indebtedness to net capital was 204%. Proprietary accounts, held at its Clearing Broker ("PAIB Assets"), are considered allowable assets in the computation of net capital pursuant to an agreement between the Company and its Clearing Broker which requires, among other things, its Clearing Broker to perform a computation of PAIB Assets similar to the customer reserve computation set forth in SEC Rule 15c3-3.

8. Commitments and contingencies

The Company is subject to inquiries from various regulatory agencies and is currently in the final stages of an examination with one regulatory agency, which has identified potential inadequacies in certain of the Company's supervisory procedures. The Company is in the process of remediating these items.

The Company enters into contractual commitments arising in the ordinary course of business, primarily as an underwriter. In the opinion of management, the consummation of such commitments will not have a material adverse effect on the financial position of the Company.

The Company has obligations for its office space in New York City and Chicago under the terms of non-cancelable operating leases that expire through 2017. Rent expense for the year ended December 31, 2012 was approximately $466,000. The rent expenses recognized in the statement of operations have been straight-lined over the life of the leases. Accordingly, a liability for approximately $33,000 has been included in "Accrued expenses and other liabilities" in the statement of financial condition.

Future minimum annual rental commitments under these agreements are approximately as follows:

Year ending December 31,		
2013	$	535,000
2014		337,000
2015		88,000
2016		90,000
2017		38,000
	$	1,088,000

9. Related party and other transactions

At December 31, 2012, the Company had a non-interest bearing affiliate receivable of approximately $404,000.

10. Off-balance sheet risk and concentrations of credit risk

As a securities broker-dealer, the Company enters into various debt and equity transactions as principal and agent. The execution of these transactions may result in off-balance sheet risk or concentration of credit risk. Pursuant to its agreement with its Clearing Broker, the Company is liable for amounts uncollected from customers introduced by the Company.

The Company maintains a cash balance at a financial institution, which periodically exceeds the Federal Deposit Insurance Corporation coverage of $250,000. The Company has not experienced any loss and believes it is not subject to any significant credit risk.

11. Employee benefit plan

The Company maintains a retirement plan (the "Plan"), pursuant to Section 401(k) of the Internal Revenue Code, for eligible participants to make voluntary contributions of a portion of their annual compensation, on a deferred basis, subject to limitations provided by the Internal Revenue Code. The Company may make a matching contribution at the discretion of the Board of Directors. The Company did not make a contribution in 2012.